UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 6, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated December 6, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY LNG PARTNERS ANNOUNCES ACQUISITION OF FOUR LPG CARRIERS

Nassau, The Bahamas, December 6, 2006 - Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP) announced today that it has agreed to acquire four liquefied petroleum gas (LPG) carriers for a total cost of $106 million. Upon their delivery to Teekay LNG, all of the vessels will commence service under long-term fixed-rate time-charters, and it is expected that they will generate approximately $11.6 million per annum in cash flow from vessel operations when all the vessels are delivered. Teekay LNG will initially finance the acquisition of these vessels with borrowings under its revolving credit facilities, cash balances or both.

Three of the LPG carriers are currently under construction and will be purchased from IM Skaugen ASA (Skaugen) upon their delivery from the shipyard between early 2008 and mid-2009. Upon their delivery, the vessels will commence service on 15 year fixed-rate time-charters to Skaugen. Skaugen operates a fleet of 44 vessels and is listed on the Oslo Stock Exchange under the symbol “IMSK”.

Teekay LNG will also acquire the 2000-built LPG carrier Dania Spirit from Teekay Shipping Corporation (Teekay), the parent of our general partner, in January 2007. This vessel is currently on a fixed-rate time-charter to Statoil ASA with a remaining contract term of nine years.

“We are excited about these accretive transactions because they move the partnership into another gas transportation market segment. LPG shipping is a natural extension of our core liquefied natural gas (LNG) transportation business, and Skaugen is a market leader in operating these types of vessels” said Peter Evensen, Teekay LNG’s Chief Executive Officer. Mr. Evensen continued, “LPG is a by-product of natural gas separation and crude oil refining, and is a major growth area for our customers. The sea borne trade in LPG is projected to grow by approximately 6% per annum through 2012, and this transaction provides us with a platform for future growth in this market.”

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG, liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Eight of the thirteen LNG carriers and three of the LPG carriers are newbuildings scheduled for delivery between early 2007 and mid-2009.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the commencement dates of the charter contracts; the annual cash flow from vessel operations expected from the charter contracts; the demand for LPG carriers and the Partnership’s potential for growth in this market; the growing importance of LPG for our customers; and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: early termination or breach of one or more of the charter contracts; potential delays associated with building the LPG carriers; lower than anticipated LPG production; changes in applicable industry regulations; and other factors discussed in Teekay LNG's Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

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